Mini City, LLC
Balance Sheets
(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash and cash equivalents	$ 4,173	$ 89
Total current assets	4,173	89
Total assets	$ 4,173	$ 89
LIABILITIES AND MEMBERS'DEFICIT		
Total current liabilities	-	-
Total liabilities	-	-
Commitments and contingencies	-	-
Members' capital	13,721	89
Accumulated deficit	(9,548)	-
Total members' equity	4,173	89
Total liabilities and members' equity	$ 4,173	$ 89